Exhibit 21.1

List of Subsidiaries of AGI Inc

Entity Name	Country
Agi Financial Holding S.A.	Brazil
Banco Agibank S.A.	Brazil
Agibank Financeira S.A. – Crédito, Financiamento e Investimento	Brazil
Agibank Corretora de Seguros Sociedade Simples Ltda.	Brazil
Telecontato Call Center e Telemarketing Ltda.	Brazil
Hypeflame Tecnologia e Big Data Ltda.	Brazil
Soldi Promotora de Vendas Ltda.	Brazil
Promil Promotora de Vendas Ltda.	Brazil
Agibank Asset Management Ltda.	Brazil
NEO - Núcleo de Excelência Operacional Ltda.	Brazil
Agi Corretora de Seguros Digital Ltda.	Brazil
A House Agência de Publicidade Ltda.	Brazil
Agi Marketplace Ltda.	Brazil
Agiplan Serviços de Cobrança Ltda.	Brazil